September 30, 2020

Via EDGAR

Mr. Ryan Sutcliffe

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-0213

Re:	Responses to Follow-Up Comments on Post-Effective Amendment No. 183 to the
Registration Statement on Form N-1A of USAA Mutual Funds Trust
(File Nos. 033-65572; 811-7852)

Dear Mr. Sutcliffe:

On behalf of USAA Mutual Funds Trust (the "Trust"), set forth below are the follow-up comments that were provided telephonically by the staff ("Staff") of the U.S. Securities and Exchange Commission (the "SEC") on September 29, 2020, regarding the initial comment response letter (and related blacklines) that were provided to the Staff on September 22, 2020, concerning Post-Effective Amendment No. 183 (the "Post-Effective Amendment") to the Trust's Registration Statement on Form N-1A, which was filed with the SEC on July 31, 2020, on behalf of the USAA World Growth Fund (to be renamed, USAA Sustainable World Fund) (the "Fund"),1 and the Trust's responses thereto.

The Staff's comments are set forth in italics and are followed by the Trust's responses. Unless otherwise noted, defined terms have the same meanings as in the Post-Effective Amendment.

Prospectus

1.Comment: Please file a post-effective amendment delaying the effectiveness of the Post-Effective Amendment as needed until the Staff's comments are resolved.

Response: The Fund is engaged in a continuous offering of its shares and its current prospectus is dated October 1, 2019, and may be used through September 30, 2020. To ensure that the Fund can offer shares beyond that date, the Trust filed a post-effective amendment as part of the annual update process on July 31, 2020 pursuant to paragraph (a) of Rule 485, and filed a subsequent post-effective amendment pursuant to paragraph (b) of Rule 485 to complete the annual update on Monday, September 28, 2020, to become effective on Thursday, October 1, 2020. It is not practicable for the Trust to delay the effectiveness of the Rule 485(b) filing because this would require the Fund to suspend sales of its shares, which are offered through multiple distribution channels that would require significant advance notice and systems updates to implement. Accordingly, the Trust respectfully declines this comment. However, the Trust has made additional changes in response to certain of the Staff's supplemental comments, as described below, and the Trust believes that it has appropriately addressed all of the staff's comments.

1Victory Capital or Adviser means Victory Capital Management Inc., the investment manager of the USAA Mutual Funds. USAA Mutual Funds are distributed by Victory Capital Advisers, Inc., a broker dealer registered with FINRA and an affiliate of Victory Capital. Victory Capital and its affiliates are not affiliated with United Services Automobile Association ("USAA") or its affiliates. USAA and the USAA logos are registered trademarks, and the USAA Mutual Funds and USAA Investments logos are trademarks of USAA and are being used by Victory Capital and its affiliates under license.

2.Comment: The Staff notes the footnote to the fee table regarding the terms of the performance adjustment arrangement. The footnote should identify the benchmark index.

Response: The Trust has made the requested change.

3.Comment: The Staff notes the Fund's high portfolio turnover rate. Please include appropriate risk disclosure or explain supplementally why such risk disclosure is not necessary.

Response: The Fund has added disclosure regarding Portfolio Turnover Risk as a potential risk of investing in the Fund to the summary prospectus and statutory prospectus.

4.Comment: The Staff notes that the Fund's name includes the term "World." Please expressly describe how the Fund will "invest [its] assets in investments that are tied economically to a number of countries throughout the world." See Investment Company Names, Investment Company Act Release No. 24828, at n. 42 (Jan. 17, 2001) (the "Names Rule Adopting Release"). For example, the Fund could include a policy that, under normal market conditions, it will invest significantly (e.g., at least 40% of its assets, unless market conditions are not deemed favorable, in which case the Fund would invest at least 30% of its assets) in companies organized or located in multiple countries outside the United States or doing a substantial amount of business in multiple countries outside the United States. With respect to the term "tied economically," the Staff notes that any one factor is not determinable and that the Trust should consider the criteria listed in the Names Rule Adopting Release (see id. n. 24).

Response: The Trust believes that the current investment policies are consistent with the Fund's name for the reasons discussed in its prior response to Staff comments. Nonetheless, the Trust has revised its investment strategy to include the following statement:

Under normal circumstances, the Fund expects to invest at least 40% of its assets in foreign securities (unless market conditions are not deemed favorable by Fund management, in which case the Fund would invest at least 30% of its assets in foreign securities).

5.Comment: Please include additional disclosure regarding how the Fund defines "sustainability." Discuss how the investment teams determine what is considered a "sustainable" investment as well as their process for incorporating the sustainable factors into the Fund's strategy?

Response: The Fund has made the requested change by supplementing its disclosure with a description of what it considers to be "sustainable investing" considerations. These would encompass broadly many themes traditionally associated with sustainable investing, including environmental impact, corporate governance, stewardship and social responsibility. Each investment team incorporates this language applies across the entirety of the Fund and is not unique to any investment team.

6.Comment: Please provide supplementally the percentage of the Fund's portfolio that will change as a result of the changes to the Fund's name and principal investment strategy.

Response: For the reasons discussed in the prior response to the Staff's comment, the Fund believes that all or a substantial portion of the Fund's holdings are consistent with the Adviser's revised investment strategy with respect to the Fund. It is expected that only a small percentage (less than 5%) of the Fund's assets may be transitioned in connection with implementation of the revised strategy. As noted in the prior response, the Adviser expects to reallocate a portion of the Fund's assets over a period of time to new portfolio management teams now disclosed in the prospectus for reasons that are independent of the change to the Fund's name and strategy. The portion of the Fund's assets that will be transitioned will depend on market conditions and on the Adviser's continuing assessment of the Fund's overall portfolio composition, and it is not possible to estimate this percentage with a high degree of certainty. As noted above, however, the Fund has added Portfolio Turnover Risk as a risk of investing in the Fund to clarify the potential impact associated with the sale and reinvestment of Fund assets.

7.Comment: The Staff notes that the Fund's name includes the term "Sustainable." The Staff believes that this word suggests a type of investment and therefore the Fund should include an 80% Names Rules policy that covers "Sustainable."

Response: The Trust refers the Staff to its prior response. For the reasons discussed in that response, the Trust respectfully declines to make this change.

8.Comment: The Staff notes that the Fund's investment strategy states that, "[i]n arriving at an investment decision, an investment team can take into account a variety of information from " discussions with a company's management regarding the company"." Please explain the process for gathering information from discussions with a company's management.

Response: The Adviser's investment teams and the sub-advisers regularly meet and have discussions with management teams of portfolio companies, in the normal course of business, as part of the due diligence process and ongoing review of a Fund's investments. During the course of these meetings and discussions, investment teams may obtain information relevant to sustainability considerations as part of the investment process, and accordingly may incorporate this information into its decision-making process.

9.Comment: With respect to the section titled "More Information on the Fund's Investment Strategy," please describe the criteria that the Fund will use to determine what issuers it considers to have ESG characteristics consistent with its chosen ESG definition or focus. Please also disclose the process for implementing the criteria into the Fund's strategy. The Staff notes that the disclosure should state whether the Fund selects investments by reference to, for example, (i) an ESG index, (ii) a third-party rating organization, (iii) a proprietary screen and the factors the screen applies, or (iv) a combination of the above methods. The Fund should also describe its due diligence practices in applying its criteria or screens to portfolio companies (e.g., does the Fund perform its own independent analysis of issuers, or does it rely exclusively on third-party analysis?). Please explain whether the Fund's ESG criteria apply to every investment or only to some of its investments. Also, please explain whether ESG is the exclusive factor considered or one of several factors.

Response: The Trust has incorporated additional disclosure into the prospectus to address this comment, which it believes, together with the disclosure previously added in response to the Staff's prior comments, addresses these items. Sustainable and responsible investing principles and ESG considerations are applied to all of the Fund's investments, along with other factors considered, as part of each investment team's various processes. Sustainable and responsible investing principles and ESG considerations are not an exclusive factor, but rather an additional inclusive consideration. As noted in a prior response, the investment teams rely on multiple sources of information regarding sustainable investing issues in making their investment decisions (e.g., information from industry sources, independent research, and discussions with a company's management). The Trust notes that third-party ESG ratings are a consideration in the investment teams' investment processes; however, such ratings are only one factor considered as it relates to a company's sustainability initiatives, no rating is definitive in making an investment decision, and a team may disagree with the analysis provided by third party research.

10.Comment: The Staff notes that "Sustainable Investing Policy Risk" states, "[t]hird-party information and data used by a portfolio manager might be incorrect or only take into account one of many ESG-

related components of portfolio companies." If the Fund intends to use one or more third-party data or scoring providers as part of its principal investment strategy, please identify the provider(s). Please briefly summarize each provider's criteria or methodology in the Fund's principal investment strategy. Please discuss how the data is being used and how it affects what the Fund invests in. Also, please consider any related principal risks to the Fund's use of third-party data providers since the criteria used by providers can differ significantly.

Response: As noted above, third-party ratings can, but may not, be considered as an input into the teams' investment process; however, such ratings are only one factor considered as it relates to a company's sustainability initiatives and no rating is definitive in making an investment decision. In light of this, the Fund does not believe detailed information about these third-party data providers or ratings is appropriate or necessary. The Fund believes that the risk disclosure noted in the comment sufficiently discloses the risks associated with the use of such data.

11.Comment: Please disclose, where appropriate, how the Fund will approach relevant ESG proxy voting issues regarding its portfolio companies. Alternatively, please explain supplementally why the Fund believes such disclosure is not required.

Response: Proxies for the Fund's securities will generally be voted on a case-by-case basis, taking into consideration whether implementation of an ESG-related proposal is likely to enhance or protect shareholder value. The Trust has added a similar statement to the summary of the Adviser's proxy voting policy provided in the Fund's Statement of Additional Information ("SAI"). The Trust notes that the Adviser will continue to assess its proxy voting policy and, if necessary, determine whether additional changes are warranted for investment strategies that incorporate sustainable and responsible investing principles and ESG considerations. In addition, other than Item 17(f) of Form N-1A, the Trust is not aware of a requirement to disclose the Fund's approach with respect to ESG proxy voting issues.

12.Comment: With respect to the section titled "More Information on the Fund's Investment Strategy," please explain how ESG and sustainable definitions and criteria fit into each of the portfolio management team's (including Victory Solution's) processes and decisions. The Staff believes that the information is vague and is generally unable to understand the investment teams' process for implementing ESG considerations. Please discuss how each team takes into account ESG considerations.

Response: We have added additional information about how each investment team incorporates sustainable investing considerations into their investment process.

13.Comment: In the Financial Highlights tables, please confirm each share class' "Net Realized Gains from Investment" for 2020 and supplementally explain why it is significantly different than prior years.

Response: The increase in "Net Realized Gains from Investment" was a result of portfolio turnover from changes in the Fund's asset allocation among the investment teams.

Statement of Additional Information

14.Comment: Please correct the headings in the table regarding Trustee Information so that the headings are consistent with Item 17(a) of Form N-1A or explain why they were altered.

Response: The Trust has made the requested change.

15.Comment: Under the section titled "Compliance and Legal Services," please provide the amounts that were reimbursed to USAA Asset Management Company ("AMCO") for tax, compliance, and legal services for 2020 or explain why the information was not provided.

Response: Victory Capital Management Inc. became the investment adviser to the series of the Trust on July 1, 2019. AMCO served as investment adviser for period May 31, 2019 (i.e., the Funds' fiscal year end) to June 30, 2019. As such, there were no reimbursements during that time. The Trust has included explanatory disclosure immediately before the relevant table.

16.Comment: Please confirm the deletion of certain of the Funds from the Securities Lending section. Please clarify in the introduction paragraph which Funds have not engaged in securities lending activities.

Response: The Trust has made the requested change.

*	*	*	*	*

If you have any questions with respect to the above responses, please contact me at ewagner@vcm.com or (216) 898-2526.

Sincerely,

/s/ Erin G. Wagner Erin G. Wagner Deputy General Counsel

Victory Capital Management Inc.

5